Filed by: Old National Bancorp
(Commission File No.: 001-15817)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: First Midwest Bancorp, Inc.
(Commission File No.: 0-10967)
Date: June 1, 2021

OLD NATIONAL BANCORP

Moderator:   Jim Ryan/Kathy Schoettlin
June 01, 2021
4:15 p.m. CT

OPERATOR:	This is Conference # 5253308

Operator:	Good day and thank you for standing by. Welcome to Old National Bank Team Call.

At this time, all participants are in a listen-only mode. If you require any further assistance, please press “star” “0.” Thank you.

I would like to hand the call over to your presenter, Mr. Jim Ryan. Please go ahead.

Jim Ryan:	Thank you, everyone. Welcome. It’s been a very eventful day here in Chicago. I realize it’s a little after 5 o’clock for our Eastern Time Zone friends, so we will keep this call as brief as possible.

Hopefully, you’ve had a chance to the listen to the midday call. I know we had well over a thousand people dial in, and we had some great dialogue. I know we had some segment calls. Hopefully you’ve heard from your operational group leaders.

And so – and maybe this is the second, third, or fourth time so you probably don’t want to hear too much from Jim and I. So, Jim and I are going to say a few brief words and then – and then kick it over to Mike and Mark to talk a little bit more about – to introduce them to you.

I just – maybe some quick reflections, we’ve done media interviews, Zoom interviews, calls with analyst and investors. We’ve had a lot of energy in the room here, and we’re really excited – as excited today, right now at this time as we were this morning. We’ve gotten great feedback from everybody we’ve engaged with, so just really positive feedback.

The stock performed as we expected, and so we feel really good about where we are today. And I’d just – maybe just start by just saying thank you. Thank you for all your support. I know we don’t have many answers today about all the things that – all the decisions we need to make and all the integration work that’s ahead of us. But we know we have a strong team. We have a strong company, and we’re so grateful for each and every one of you.

So, with that, I’m going to maybe let Jim reflect a little bit on the day and give you an update.

Jim Sandgren:
Yes, thanks, Jim. And for many of you, this’ll be the third time you’ve heard from me. So again, I’ll be brief. But today’s been a fantastic day. We’ve talked a lot about cultural alignment. And with each person – new person I meet here at First Midwest, it just validates that this is absolutely the right partnership for all of us going forward.

We did have some great segment calls this afternoon with Wealth, Community, and Commercial. And it was great to hear from our various CEOs in talking about the great things that First Midwest is going to bring to Old National Bank as we go forward. And I think we’re going to have more products, more tools to help deepen our customer relationships, and so obviously, really excited about that. There’ll be some things that we bring to the table as well.

So again, just a great day – always good, as you know, for me to be in Chicago. So nice to be up here with the new team, and I’m just looking forward to building the preeminent commercial bank in the Midwest. And I think we absolutely have the talent and the team to do that, so really looking forward to moving forward.

And I know you want to hear, certainly, more from Mike and Mark. So, I’ll turn it back over to Jim for a quick intro.

Jim Ryan:	So, my job is to introduce them. I’ve got to tell you that the more time I spend with each one of them and, quite frankly, the entire team here in Chicago, I feel better about what we’re doing.

Mike and I had the opportunity to spend hours and days, and we spent more time together in the last five months than we’ve probably spent with our own families. So, it’s been great to know Mike at a much deeper level and get to know Mark.

And so, it’s with great pleasure I introduce, when we close this great partnership of ours, our new executive chairman Mike Scudder and Mark Sander who will also serve our president and COO. So, gentlemen, please take the call.

Mike Scudder:
All right, thank you, Jim. Well, first and foremost, let me see if I can do my best to follow both Jim and Jim, as they presented very well here. But first, good afternoon, it’s great to be here today. It’s – I want to thank you for having us and giving us the opportunity to talk. I can’t tell you how excited we are to talk about this combination together.

Today marks a significant milestone. If you take a step back, this is a historic point in the history of both of our companies. And it’s really sobering, and frankly, the opportunity is awe-inspiring here as we go through and reflect on that. So, we’re – I can’t tell you enough we are to be here and how excited we are to partner with Old National.

Mark and I have known Jim and Jim for quite some time now. Jim and I talked about it. Jim’s family is probably disappointed that they don’t spend as much time – I think my lovely bride’s excited that I haven’t been around as much as we go through this, but the opportunity to spend that much time – and having spent my 35-year career much like Jim and the tenure that he’s had with Old National, you get to know an organization in and out. And you get to know those people that you see around the marketplace and who do it well.

And certainly, we’ve held Old National in high regard throughout my tenure and career here, and the opportunity to get to know Jim and Jim for the time here, and we’ve considered opportunities such as this over the course of our careers, as has Old National. And as we’ve done it – I’ve talked with Jim before, the opportunities, as I think about it and partners that we would consider, I always say you can count on one finger the folks that we thought would be good. And Old National really is the perfect fit for us.

So, as you’ll hear – and I continue to be impressed as I talk to everyone, as they reflect on culture, and culture for us is really what it’s all about. Culture, they say, trumps strategy all the time. And as we looked at this, it’s all about culture. The values, the principles, the actions that shape the approach to banking that Old National adheres to are exactly the same as those of First Midwest.

We may say it a little bit differently, we may use a different verb or a different adjective, but what we’re trying to get to is exactly the same thing. It’s based on strong midwestern values, doing the right thing, deep community relationships, and just an unwavering commitment to being a trusted financial partner. And that partnership is not just for our clients but also for our communities. So, as I said, that’s really what resonates with us. We’ve talked about it as a company for a long period of time.

We firmly believe in that alignment with Old National, that if you do the right thing for the clients and you do that right thing every time, you will do the right thing for your colleagues, you’ll do the right thing for your communities, and then ultimately you’ll do the right thing for your stakeholders.

So, I know I can speak for Jim and Mark when I say our commitment to those values will not change as a combined organization, nor will our commitment to keeping all of you at the forefront of our priorities as we move forward. We have just a tremendous opportunity in front of us and I hope you’re all as excited as we are. We truly look forward to building on our momentum for the future as a combined organization, one team.

And with that, I’ll turn it over to Mark.

Mark Sander:
Thanks, Mike. And picking up where Mike left off, it might sound repetitive a little bit, but hopefully that just shows you how closely all of us are aligned, which is to say I just personally am very excited to be a part of what we think of as a historic merger of equals.

We’re combing two of the strongest and most successful banks in the Midwest to create an even stronger more competitive powerhouse in – across our footprint. So just personally, I’ve lived in Chicago all my life, even during my college years. If I may get a quick plug in here: Go Illini!. I know Kendra’s with me, right?

But I called on – I called on clients and prospects in almost every one of your markets over my commercial banking career, and I’m excited to have the opportunity to do so again by partnering with all of you.

So as Mike mentioned, we’ve known the Old National folks for several years. We’ve gotten to know your executive team well over the past several months, and I have to say, we began this process thinking this was a good cultural fit. We keep coming back to culture. But my view is just solidified more and more with each passing week and the more we get to know people.

So, we keep harping on culture but it – I think these are two similar cultures in how we serve clients and communities, and this was crucially important to us. Again, strategy is key but culture trumps strategy if it’s not done properly. And on the flip side of that, if you get the culture piece right, the rest can fall into place. And that’s what we think is going to happen here.

So, this gives us an opportunity to create a significantly stronger market position. With equity combined, we’ll become the 28th largest bank in the country with nearly endless opportunities to grow our business better, compete and serve our clients. So, this includes having more scale to accelerate the investments we’ve each been individually making in digitization and technology, which we all know, of course, is critical to our future.

So, I’ll conclude by saying this is just a huge win for all of us. I truly believe it will transform the banking landscape in the Midwest, all to the benefit of our clients, our communities, and importantly to all of you, our colleagues.

So, I look forward to getting all – getting to know all of you a little bit better in the coming weeks. So back to you, Jim.

Jim Ryan:
Thanks, Mark. Thank you, Mike, and thank you, Jim. It’s been a busy and eventful day. We’re going to wrap things up so you can get home to your families. I just – as you think about going home tonight and talking to your families about what just happened today, please know that our commitment to you hasn’t changed.

Our commitment to our clients hasn’t changed. Our commitment to our communities hasn’t changed and our values aren’t changing just because we’re getting bigger. We think ultimately we can deliver more to all of our stakeholders as a result of this partnership and it – and it is historic. And we are excited about this.

Obviously, there’s a lot of information to come about what this means to each and every one of us. So, know in the coming weeks – we know – I hear from all of you pretty regularly. I send that email out on every Friday, and you aren’t afraid to reply back with every single thing that you’re thinking about. So please keep that up. Happy to continue to take that, but know there’s a lot more information coming.

And so, maybe just as I end this, thank you. Thank you for all your hard work. Thank you for the hard work that’s yet to come on the integration activities and all those things that are – that are about to kick off here. And I just want to say, have a great night. Know we are here for you and look forward to seeing you.

By the way, we are going to come on some visits. So as soon as next week you’ll start to see some visits pop up on your calendar. So hopefully, we’ll connect with many of you as we go out and travel with the leadership team from both companies. So have a great evening and enjoy your day.

Operator:	Thank you, ladies and gentlemen. This concludes today’s conference call. Thank you all for joining. You may now all disconnect.

The foregoing excerpts are from the transcript of the conference call, which was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward‐looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward‐looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10‐K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10‐Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S‑4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SECURITY HOLDERS OF FIRST MIDWEST AND OLD NATIONAL AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MIDWEST, OLD NATIONAL AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov).  Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC.  Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC.  Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.